Exhibit 99.1

NR 14-11

GOLD RESERVE SEEKS ENFORCEMENT OF ITS US$ 713 MILLION AWARD AND COSTS

AGAINST VENEZUELA IN THE US DISTRICT COURT FOR THE DISTRICT OF COLUMBIA

SPOKANE, WASHINGTON, December 1, 2014

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”), reports that on November 26, 2014 it filed, in the US District Court for the District of Columbia (“DDC”), a petition to confirm the US$ 713 million Award (the “Award”) plus costs dated September 22, 2014 in the arbitration before the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against the Republic of Venezuela relating to the Brisas Project.

The petition for confirmation is a summary proceeding brought under the United Nations Convention for the Recognition and Enforcement of Foreign Arbitral Awards (June 10, 1958), 21 U.S.T. 2517, 330 U.N.T.S. 38 (the “New York Convention”) and Chapter 2 of the Federal Arbitration Act (“FAA”), 9 U.S.C. §§ 201 et seq.

Once the Award is confirmed it will be executable in the United States as a judgment of the court. The Company remains firmly committed to the enforcement and collection of the Award including accrued interest in full and will continue to vigorously pursue all available remedies accordingly in every jurisdiction where it perceives that it can draw a benefit that will bring it closer to a definitive resolution of this matter.  In the meantime, the Award accrues interest at the rate of Libor plus 2% per annum until satisfaction of the Award.

Further to its update to Shareholders November 6, 2014, the Company is pleased to report a number of developments in connection with its efforts to collect on the final Award:

Activities at ICSID

After receiving written submissions by the parties in reply to each other’s request for correction of the Award, the arbitral tribunal informed the parties that it did not foresee any further steps in the procedure.  Despite Venezuela’s subsequent requests for an opportunity to respond to the Company’s submissions and for an oral hearing (both of which have been objected to by the Company), we are confident that the arbitral tribunal will render a decision shortly.

Activities in France

Two days prior to the hearing scheduled for November 27, 2014, Venezuela filed submissions, opposing the Company’s request for exequatur  and, in the alternative, requesting a stay of execution pending the determination of its application for annulment of the Award.  At the Paris Court of Appeal hearing on November 27, 2014, the Court approved the Company’s request to postpone the hearing until January 8, 2015 to allow the Company to reply to Venezuela’s response. The Company plans to file its reply to Venezuela’s response in two weeks allowing Venezuela sufficient time to respond prior to the January 8, 2015 hearing.

Activities in the United States

On November 26, the Company filed a petition to confirm the Award in the District of Columbia.  The petition now needs to be served on Venezuela who will respond in writing with any arguments it believes it has against the petition for confirmation.  Thereafter, the Company will be entitled to respond to these arguments, should it deem it necessary.  The Court may set a hearing to resolve any questions regarding the petition but this is not required.

Under the New York Convention, the confirming court is not entitled to review the merits of the decision but simply to verify that the arbitral award meets the requirements of the Convention, and that no exception to the Convention’s rule of recognition and enforcement is present.  Accordingly, an arbitral award, such as the Award, must be confirmed, unless the award debtor who opposes the confirmation, satisfies the confirming court, by adducing sufficient proof, that:

(a) The parties to the arbitration agreement were, under the law applicable to them, under some incapacity, or the said agreement is not valid under the law to which the parties have subjected it or, failing any indication thereon, under the law of the country where the award was made; or

(b) The party against whom the award is invoked was not given proper notice of the appointment of the arbitrator or of the arbitration proceedings or was otherwise unable to present his case; or

(c) The award deals with a difference not contemplated by or not falling within the terms of the submission to arbitration, or it contains decisions on matters beyond the scope of the submission to arbitration; or

(d) The composition of the arbitral authority or the arbitral procedure was not in accordance with the agreement of the parties, or, failing such agreement, was not in accordance with the law of the country where the arbitration took place; or

(e) The award has not yet become binding on the parties, or has been set aside or suspended by a competent authority of the country in which, or under the law of which, that award was made.

Confirmation of an arbitral award such as the Award, may also be refused under the New York Convention if the confirming court finds that:

(a) The subject matter of the difference is not capable of settlement by arbitration under the law of the United States; or

(b) The confirmation of the award would be contrary to the public policy of the United States.

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Award related to the expropriation of the Company’s Brisas Project by the Venezuela government.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements

Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc.

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”